SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)

                             Scholastic Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   807066105
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                                 (CUSIP Number)

                               December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 807066105                 13G                        Page 2 of 5 Pages
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(1) Name of Reporting Persons
    I.R.S. Identification Nos. of above persons. (entities only)

    William W. Robinson
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        196,949

    (6) Shared voting power:
        1,169,856

    (7) Sole dispositive power:
        196,949

    (8) Shared dispositive power:
        1,169,856

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(9) Aggregate amount beneficially owned by each reporting person.

    1,366,805
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |X|
     (see instructions).

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(11) Percent of class represented by amount in Row 9.

     8.59%
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(12) Type of reporting person (see instructions).

     IN
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

                                                               Page 3 of 5 Pages


Item 1.

      (a) Name of Issuer

            Scholastic Corporation

      (b) Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a) Name of Person Filing

            William W. Robinson

      (b) Address of Principal Business Office or, if none, Residence

            1016 Centre Street
            Newton, MA 02159

      (c) Citizenship

            United States

      (d) Title of Class of Securities

            Common Stock, par value $.01 per share

      (e) CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership (at December 31, 1998)

      (a) Amount Beneficially Owned

                                                               Page 4 of 5 Pages


            1,366,805 (see Note to Item 4(a))

Note to
Item 4(a): Includes (A) 2,500 shares and 1,500 shares of Common Stock owned by two trusts for the benefit of the children of Mr. W. Robinson, of which he shares voting and investment power with his wife, Kathleen
            K. Robinson, and (B) shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows:
            (i) 841,546 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust. Does not include 42,364 shares of Common Stock beneficially owned by Kathryn K. Robinson, the wife of Mr. W. Robinson, or 44,000 shares of Common Stock held in the 1997 Robinson Family Trust in respect of all of which Mr. W. Robinson disclaims beneficial ownership, voting power and dispositive power.

      (b) Percent of Class

            8.59%

      (c) Number of shares as to which such person has:

            i)    sole power to vote or to direct the vote

                  196,949

            ii)   shared power to vote or to direct the vote

                  1,169,856   (see Note to Item 4(a))

            iii)  sole power to dispose or to direct the disposition of

                  196,949

            iv)   shared power to dispose or to direct the disposition of

                  1,169,856   (see Note to Item 4(a))

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

                                                               Page 5 of 5 Pages


Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            The trusts of the children of Mr. W. Robinson and the Maurice R. Robinson Trust have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 16, 1999
                                                -----------------------
                                                      Date


                                                /s/ William W. Robinson
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                                                       Signature


                                                William W. Robinson
                                                -----------------------
                                                       Name/Title